TripAdvisor, Inc.

400 1st Avenue

Needham, MA 02494

January 8, 2016

Via Edgar

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 17, 2015

File No. 001-35362

SEC Comment Letter Dated December 21, 2015

Dear Ms. Blye:

TripAdvisor, Inc. (the “Company”) hereby respectfully requests an extension to January 12, 2016 for the date by which the Company must provide its response to the comments contained in your letter dated December 21, 2015. The extension is needed to provide additional time to gather and review information in connection with the Staff’s letter. Please do not hesitate to contact me at (781) 800-8785 should you have any questions. Thank you in advance.

Sincerely,

/s/ Linda C. Frazier

Linda C. Frazier

Vice President, Associate General

Counsel and Assistant Secretary

cc:	Barbara Jacobs, Assistant Director, U.S. Securities and Exchange Commission

Daniel Leslie, Staff Attorney, U.S. Securities and Exchange Commission

Seth Kalvert, TripAdvisor, Inc.

Michael Minahan, Goodwin Procter LLP